UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 18, 2024, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that it has obtained board approval for a pilot program (the “Program”) wherein only shareholders of the Company who qualify under the terms of the Program would be invited to store their peripheral blood mononuclear cells (“PBMCs”) with the Company or with the Company’s appointed persons/storage facility.

The purpose of the Program is to ensure that the Company’s shareholders have access to cellular therapies produced from their respective stored PBMCs for future use in regenerative medicine and disease treatments should the need arise, rewarding shareholders for their loyal support. Shareholders will need to be physically present in the facilities/health establishments in Malaysia for blood collection and testing to be done. Interested shareholders are advised to refer to the Company’s website for any future updates regarding the Program.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated March 18, 2024 titled: CytoMed Therapeutics to Launch Complimentary Cell Banking for Qualified Shareholders for Future Precision Therapies

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: March 18, 2024	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Chairman and Director